UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
                     Washington, D.C.  20549          OMB NUMBER:    3235-0058
                                                      EXPIRES:    MAY 31, 1997
                         FORM 12b-25                  ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE..2.50
                    NOTIFICATION OF LATE FILING
                                                             SEC FILE NUMBER
                                                                 0-24686

                                                               CUSIP NUMBER
                                                                320816 10 1


(Check One):    Form 10 K    Form 20 F    Form 11 K [X] Form 10 Q  Form N SAR

            For Period Ended:     March 31, 1997
           [  ] Transition Report on Form 10 K
           [  ] Transition Report on Form 20 F
           [  ] Transition Report on Form 11 K
           [  ] Transition Report on Form 10 Q
           [  ] Transition Report on Form N SAR
           For the Transition Period Ended:




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I   REGISTRANT INFORMATION

First Merchants Acceptance Corporation
Full Name of Registrant

N/A
Former Name if Applicable

570 Lake Cook Road, Suite 126
Address of Principal Executive Office (Street and Number)

Deerfield, Illinois  60015
City, State and Zip Code

PART II   RULES 12b 25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi annual report, transition report on Form 10 K, Form 20 F, 11 K or Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10 Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10 Q, N SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   The subject report on Form 10 Q could not be filed within the prescribed time period because information required for its completion and filing is not yet available due to an inability of management to determine the required information as a result of discovered accounting irregularities and related matters previously described in the Registrant's Current Report on Form 8 K dated April 16, 1997. Although the Registrant will attempt to file the Form
10 Q on or before the fifth calendar day following the prescribed due date, it is highly unlikely that the Form 10 Q will be filed by such date. The precise filing date remains uncertain.


PART IV   OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

              Norman Smagley       (847)               948 9300
                 (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is
     no,identify reports(s).                                   [X] Yes    No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  [X] Yes    No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously described in the Registrant's Current Report on Form 8-K dated April 16, 1997, the Registrant presently anticipates announcing a loss for the quarter ended March 31, 1997 primarily because of a significant increase in the provision for credit losses reflecting changes in management's estimates of projected required reserves. As further described in the Form 8-Ks dated April 16 and May 15, 1997, management is conducting a review of financial results for the year ended December 31, 1996. The financial results for the quarter ended
     March 31, 1997 cannot be determined until such review is completed.

                 First Merchants Acceptance Corporation
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 15, 1997    By   /s/ Norman Smagley
                              Senior Vice President and Chief Financial Officer